

13013692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH WHILEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 TRUMBULL STREET - EIGHT FLOOR
(No. and Street)

HARTFORD	CT	06103.1212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GWENDOLYN SMITH ILOANI 860.548.2513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITTLESEY & HADLEY, P.C.
(Name – *if individual, state last, first, middle name*)

147 CHARTER OAK AVENUE	HARTFORD	CT	06106.5100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GWENDOLYN SMITH ILOANI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH WHILEY SECURITIES, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER

Title

ROSALIND R. BEST
MY COMMISSION EXPIRES JANUARY 31, 2015



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Smith Whiley Securities, Inc. (the "Company") which comprise the statement of financial condition of as of December 31, 2012 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Whiley Securities, Inc. at December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The financial statements of the Company as of and for the year ended December 31, 2011 were audited by other auditors whose report dated February 29, 2012 expressed an unqualified opinion on these statements.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
February 15, 2013

SMITH WHILEY SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF SMITH WHILEY & COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	December 31, 2011
ASSETS		
Cash	$ 9,953	$ 13,896
Prepaid expenses	2,265	2,609
Total assets	$ 12,218	$ 16,505
LIABILITIES		
Accounts payable	$ 435	$ 5,131
Other liabilities	2,500	2,412
Total liabilities	2,935	7,543
STOCKHOLDER'S EQUITY		
Common Stock - par value - ($.001 per share); 1,000,000 shares authorized, issued and outstanding in 2012 and 2011	1,000	1,000
Additional paid in capital	82,886	62,804
Accumulated deficit	(74,603)	(54,842)
Total stockholder's equity	9,283	8,962
Total liabilities and stockholder's equity	$ 12,218	$ 16,505

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS

	For the years ended December 31, 2012	2011
Revenues	$ -	$ -
Expenses		
Audit expense	7,560	-
Compliance expense	3,182	5,895
Insurance expense	680	113
Legal expense	210	13,266
Registration expense	2,202	2,727
Other administrative expenses	5,927	3,893
Total expenses	19,761	25,894
Net Loss	$ (19,761)	$ (25,894)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended December 31, 2012 and 2011

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2010	1,000,000	$ 1,000	$ 37,244	$ (28,948)	$ 9,296
Capital contribution	-		25,560	-	25,560
Net Loss	-	-	-	(25,894)	(25,894)
Balance at December 31, 2011	1,000,000	1,000	62,804	(54,842)	8,962
Capital contribution	-	-	20,082	-	20,082
Net Loss	-	-	-	(19,761)	(19,761)
Balance at December 31, 2012	1,000,000	$ 1,000	$ 82,886	$ (74,603)	$ 9,283

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2012	2011
Cash flows from operating activities		
Net loss	$ (19,761)	$ (25,894)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
Increase (decrease) in prepaid expenses	344	(2,609)
(Decrease) increase in accounts payable	(4,696)	5,131
Increase in accrued expenses	88	2,412
Net cash used in operating activities	(24,025)	(20,960)
Cash flows from financing activities		
Capital contribution	20,082	25,560
Net cash provided by financing activities	20,082	25,560
Net (decrease) increase in cash	(3,943)	4,600
Cash at beginning of year	13,896	9,296
Cash and cash equivalents at end of period	$ 9,953	$ 13,896

Supplemental disclosure of cash flow information

The Company paid no interest or taxes during 2012 and 2011.

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Smith Whiley Securities, Inc. (the "Company"), organized and incorporated on November 23, 1994, is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Smith Whiley & Company (the "Parent"). The Company distributes limited partnership interests in Parent sponsored funds. The Company's distribution activities did not generate any commission revenue or expense in 2012 or 2011.

The Company and the Parent entered into a Management Services and Overhead Reimbursement Agreement in 1995 (the "Agreement"). The Parent makes the services of its employees, administrative support, office space, equipment and other requested services available to the Company pursuant to the Agreement.

On June 18, 2011, the Company entered into an Amended and Restated Management Services and Overhead Reimbursement Agreement with the Parent, effective April 1, 2011, which clarified the Company's relationship with the Parent and listed certain revenues and expenses that would be paid or assumed by the Company. All expenses associated with the activities of operating as a broker/dealer would be recorded by the Company.

On October 27, 2011, the Company entered into a modified Amended and Restated Management Services and Overhead Reimbursement Agreement with the Parent which more specifically identified expenses that would be charged to the Company.

The Company relies on funding from the Parent for operations.

Cash

Cash represents amounts on deposit in a business checking account.

Income Taxes

The Company is part of a consolidated group for federal income tax return purposes, and is a "qualified S-Corporation subsidiary". Therefore, there are no federal or state income tax accruals herein, as these obligations are passed through to the stockholder. Additionally, in accordance with ASC 740, *Income Taxes*, there are no tax positions taken or expected to be taken in the course of preparing the Parent's tax returns that are "more-likely-than-not" of being sustained by the applicable tax authority.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. TRANSACTIONS WITH AFFILIATES

Certain personnel of the Parent are registered representatives of the Company and are eligible to earn commissions in connection with the distribution of limited partnership interests in Parent sponsored funds. In such instances, the Parent may compensate the Company through payment of a commission, which, in turn, the Company would pay to such registered representatives and record such as an expense. There were no commissions earned or paid for the years ended December 31, 2012 and 2011 as there were no sales of limited partnership interests in Parent sponsored funds.

The Parent contributed additional paid-in-capital of $20,082 during the year ended 2012 to support operations pursuant to the Agreement discussed above.

3. NET CAPITAL AND RESERVE REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which states that net capital, as defined, shall not be less than $5,000. The Company violated the net capital threshold for the period June 1, 2011 through June 30, 2011. The violation was corrected by August 3, 2011 through infusion of additional paid-in-capital from the Parent. The Company did not violate any net capital threshold requirements in 2012. The Company's net capital for regulatory purposes at December 31, 2012 equaled $7,018 which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to an unaffiliated bank escrow agent account, if applicable. There has not been any activity of this kind during 2012 or 2011. The Company is thereby exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule as it relates to promptly obtaining and maintaining physical possession or control of customers' securities.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS, UNDER SEC RULE 15C3-1

SUPPLEMENTAL SCHEDULE – SCHEDULE 1
December 31, 2012

Stockholder's equity	$	9,283
Less: Nonallowable assets		(2,265)
Add: Unrealized gains on municipal securities		-
Net capital before haircut on security position		7,018
Less: Haircut on other securities		
Net capital		7,018
Minimum net capital required to be maintained		5,000
Net capital in excess of requirement	$	2,018

The above calculation does not differ from the Company's unaudited FOCUS Report as of December 31, 2012.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Smith Whiley Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Role 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whittlesey & Hadley, P.C.

February 15, 2013

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Report of Independent Accountants

To: The Board of Directors of Smith Whiley Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Smith Whiley Securities, Inc. for the year ended December 31, 2012, which were agreed to by Smith Whiley Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Smith Whiley Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Smith Whiley Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on page 1, items 2B, of $0, of the Form SIPC-7 with the respective cash disbursement records entries, as follows: no assessment payments were required during 2012.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2012 to the total revenue amount of $0 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows: compared total additions and total deductions of $0 and $0 respectively to the audited financial statements, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows: recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0 respectively, of the Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2010 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Smith Whiley Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Whittlesey & Hadley, P.C.

February 15, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048028 FINRA DEC
SMITH WHILEY SECURITIES INC 11*11
242 TRUMBULL ST 8TH FL
HARTFORD CT 06103-1213

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-0-)

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Smith Whiley Securities, Inc.
(Name of Corporation, Partnership or other organization)

C. M. Vatkal
(Authorized Signature)

Dated the 16th day of January, 20 13

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ -0-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)